May 22, 2008
VIA EDGAR AND COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Attention:	Larry Spirgel Jorge A. Rivera

Re:	LOUD Technologies Inc. Preliminary Proxy Statement on Schedule 14A Filed on April 22, 2008 File No. 000-26524
Messrs. Spirgel and Rivera:
     LOUD Technologies Inc., a Washington corporation (the “Company”), is writing in response to the comment letter to James T. Engen, dated May 8, 2008, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A (as revised, the “Proxy Statement”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Proxy Statement.
     In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and related filings;
•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Proxy Statement and related filings; and

Securities and Exchange Commission
May 22, 2008

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General
1.	Please file the form of proxy as an appendix at the end of your next amendment. See Rules 14a-4(a)(3) and 14a-6(a) and (b). Please note that we may have additional comments after reviewing your form of proxy.
Response: The Company has filed the form of proxy as an appendix to the revised Proxy Statement in response to the Staff’s comment.
Information Concerning Solicitation and Voting
Vote of Controlling Stockholder, page 1
2.	In light of the statement that Sun Mackie has advised you that it intends to vote in favor of all the proposals, please indicate why you are soliciting proxies.
Response: Pursuant to Section 23B.07.040(1)(a)(i) — (ii) of the Washington Business Corporation Act (the “Act”), shareholders of Washington corporations that are publicly held companies may not take action without a meeting or a vote unless 100% of the shareholders vote in favor of such action. The Company is therefore holding a meeting rather than taking action by written consent. Nasdaq Marketplace Rule 4350(g) provides that each “issuer shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.” The Company also believes that when a Company holds a meeting, rather than acting by written consent, it is customary to give all stockholders an opportunity to vote by proxy, rather than in person, even in cases where a Company has a controlling stockholder. We have revised our disclosure on page 2 of the proxy statement to reflect this.
Proposal No. 2, page 6
3.	We note you are seeking shareholder approval to: (i) “make clear” that the articles of incorporation may be amended by the company’s board of directors without shareholder action to the extent permitted by the Washington Business Corporation Act; (ii) “correct” certain actions taken by the board of directors without shareholder action; (iii) amend the company’s articles of incorporation to give effect to the adjustment to the company’s issued and outstanding common stock related to the 2005 reverse stock split; and (iv) change the name of the company. Please revise

Securities and Exchange Commission
May 22, 2008

your proxy statement to unbundle these proposals so that shareholders may vote on them as separate matters. See Rule 14a-4(a)(3) of Regulation 14A and the Division of Corporation Finance’s September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations.
Response: The Company has revised the Proxy Statement and related form of proxy to unbundle these proposals in response to the Staff’s comment.
4.	We note your statement that you are proposing to amend the company’s articles of incorporation to “make clear” that they may be amended by the company’s board of directors without shareholder action, to the extent and in the manner provided by Section 23B.010.020 of the Washington Business Corporation Act. Please expand your discussion to explain what is “not clear.” Discuss whether the uncertainty raises any concerns regarding the legality of the reverse stock split. Discuss any possible legal ramifications if the amendment is not approved. For example, please discuss whether the uncertainty attached to the reverse stock split jeopardizes your ability to meet the NASDAQ Stock Market’s continuing listing criteria.
Response: The Company believes that it is unclear under the Company’s articles of incorporation whether the amendments to effect the reverse stock split and to change the Company’s name would require shareholder action. Section 23B.10.020 permits a Washington corporation to amend its articles of incorporation without shareholder action to effect a reverse stock split and to change a company’s name, unless the Company’s articles of incorporation provide otherwise. The Company’s articles of incorporation do not provide that the Board cannot take the actions set forth in Section 23B.10.020; however, the general amendment provision of the articles of incorporation provides that shareholder consent is required to amend the articles. Given that the Company’s articles do not specifically address Section 23B.10.020, the Company believes it is unclear whether shareholder action is required to make the amendments to the articles of incorporation specified in Section 23B.10.020. The Company has clarified in Proposal No. 2 on page 7 of the proxy statement what it views as unclear. Because an amendment to the articles of incorporation was not filed in connection with the reverse stock split, the Company deems it desirable to seek shareholder consent at this time from its controlling stockholder in light of the ambiguity in the articles of incorporation. The Company also deems it desirable to correct the ambiguity in the articles of incorporation and to seek shareholder approval of the name change to the extent it would have been required.

Securities and Exchange Commission
May 22, 2008

It is clear that an amendment to the articles of incorporation was required under Washington law to effect the reverse stock split and that one was not filed. The Company believes that the revisions to the disclosure made in response to comment 5 address concerns regarding legality and possible risks. Because the amendment will be approved, the Company believes it is unnecessary to include a discussion regarding the possible legal ramifications if the amendment is not approved. As discussed on page 1 of the Proxy Statement, Sun Mackie, LLC, as the Company’s controlling stockholder, has the power to approve the amendment with respect to the reverse stock split, and has advised the Company that it intends to vote in favor of the same.
5.	We note your statement on page 7 that it has come to your attention that certain actions were taken by the board of directors without shareholder action and that the proposed amendments are meant to “correct this oversight.” Please revise to discuss specifically the actions taken by the board of directors without shareholder action and what you mean by “correct this oversight.” State whether management believes that an amendment to the company’s articles of incorporation was required under Washington law in connection with the reverse stock split. If so, please discuss clearly and prominently any material risks or possible adverse consequences to the company, including any undetermined liability, that may result from such oversight.
Response: The Company believes that an amendment to the Company’s articles of incorporation was required under Washington law to effect the reverse stock split. The Company has revised the disclosure to make clear that an amendment was required and added disclosure to discuss that the Company is not aware of any specific adverse consequences but that it is possible it could incur indeterminate liability as a result.
The Company believes that its unbundeling of proposals in response to comment 3 has clarified which actions were taken without shareholder action. As described in the Company’s response to comment 4, the amendment to change the Company’s name was done without shareholder consent.
6.	It appears from your disclosure that the company’s articles of incorporation require the approval of two thirds of the company’s common stock entitled to vote to effect an amendment to the articles of incorporation. Please revise to discuss what consideration, if any, you have given to the impact that the voting requirements in the company’s articles of incorporation may have on the board of directors’ ability to act without shareholder action. In light of your response, please revise to state whether management believes that the company’s articles of incorporation, as

Securities and Exchange Commission
May 22, 2008

currently in effect, prohibit the board of directors from amending the company’s articles of incorporation without shareholder action, even in cases where such action may otherwise be permitted under Washington law.
Response: The Company believes that its responses to comments 4 and 5 are responsive. The Company has revised its disclosure contained in Proposal No. 2 in response to the Staff’s comment.
7.	We also note that the proposed amendments to the company’s articles of incorporation will be effective upon filing with the appropriate filing authority in the State of Washington. Please revise your disclosure to clarify whether any amendments to the company’s articles of incorporation will have retroactive effect and cure any defects in the process to effect the reverse stock split.
Response: The Company has revised its disclosure contained in Proposal No. 3 (Proposal No. 2 in the originally filed Proxy Statement) in response to the Staff’s comment.
Proposal No. 3, page 7
8.	We note your disclosure that you would like to increase the number of authorized shares of your common stock to facilitate the issuance of shares of common stock upon conversion of the convertible senior subordinated secured note. Explain why the amendment will “facilitate” the conversions, and how many authorized shares are necessary if all the notes convert at a current market price. With respect to the remaining share, please disclose whether you have any current plans, proposal or arrangements, written or otherwise, to issue shares in connection with raising additional capital or any business or investment opportunity. If so, please disclose, and if not, please state that you have no such plans, proposal or arrangements, written or otherwise, at this time.
Response: The amendment of the articles of incorporation to increase the authorized shares facilitates conversions because the Company does not currently have a sufficient number of shares authorized. The Company notes that the proxy states that 1,500,000 shares would be necessary to convert the original principal amount of the note at its current conversion price. As disclosed in the proxy, additional authorized shares will be necessary, however, because the principal amount of the note will increase over time as interest is paid in kind and the number of shares issuable upon conversion will therefore increase as well. If held to maturity and assuming the conversion price remains constant,

Securities and Exchange Commission
May 22, 2008

this would result in the issuance of an additional 1,261,292 shares. In addition, the note provides for adjustments to the conversion price under certain circumstances described in Proposal No. 1. The Company believes that an additional 4 million authorized shares is an appropriate number in light of the foregoing. The Company has no current plans, proposals or arrangements, written or otherwise, to issue shares in connection with raising additional capital or any business investment opportunity. The Company has expanded its disclosure in Proposal No. 5 (Proposal No. 3 in the originally filed Proxy Statement) in response to the Staff’s comment.
Proposal No. 4, page 8
9.	Please revise this section to quantify, to the extent possible, the dilutive impact of the transaction on your existing shareholders.
Response: The Company has added disclosure to Proposal No. 5 (Proposal No. 3 in the originally filed proxy statement) and provided a cross reference to relevant portion of the beneficial ownership table under the “Beneficial Ownership of Principal Shareholders, Directors and Management” section of the Proxy in Proposal No. 6 (Proposal No. 4 in the originally filed Proxy Statement) in response to the Staff’s comment. The Company respectfully notes that the beneficial ownership table includes ownership numbers assuming issuance of the note.
10.	Please revise to discuss the material risks or possible adverse consequences to the company associated with your inability to comply with the covenant in the note that requires you to hold the shareholder meeting to approve the issuance of the shares issuable upon conversion of the note by May 31, 2008.
Response: Sun Capital has provided a waiver which extends this deadline to June 30, 2008. The Company has expanded its disclosure in Proposal No. 6 (Proposal No. 4 in the originally filed Proxy Statement) in response to the Staff’s comment.
     We hope that the foregoing has been responsive to the Staff’s comments. All inquiries, comments, notices and orders with respect to this letter, should be directed to Gerald Y. Ng at (425) 487-4333. The address of the Company is LOUD Technologies Inc., 16220 Wood-Red Road, N.E., Woodinville, Washington 98072, Attention: Gerald Y. Ng.
     Please do not hesitate to contact the undersigned at the number above with any questions regarding this response.

Securities and Exchange Commission
May 22, 2008

Sincerely,
/s/ Gerald Y. Ng
Gerald Y. Ng
Senior Vice President & Chief Financial Officer